FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes                        No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

14 March 2023

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Annual Incentive awards (Performance Year 2016)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2017 as a part of variable pay for the performance year ended 31 December 2016.

On 13 March 2023, tranches of the Awards granted in 2017 vested and the following transactions took place in London:

Directors

Name	Additional Shares issued in lieu of the second interim dividend for 20221	Total number of Shares vested	Number of Shares sold at £5.736201 per Share2
Noel Quinn	557	19,097	8,976

Other PDMRs

Name	Additional Shares issued in lieu of the second interim dividend for 20221	Total number of Shares vested	Number of Shares sold at £5.736201 per Share2
Colin Bell	413	14,180	6,665
Pam Kaur	425	14,583	6,854
Ian Stuart	362	12,428	5,842

1 At US$7.6571 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 21 and 27 February 2023, converted into USD. The additional Shares are included in the 'Total number of Shares vested' number.
2 Includes shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for six months from the original vesting date.

2.   Annual Incentive awards (Performance Year 2018)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2019 as a part of variable pay for the performance year ended 31 December 2018.

On 13 March 2023, tranches of the Awards granted in 2019 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £5.736201 per Share1
Noel Quinn3	28,117	13,215
Georges Elhedery2	17,193	7,861

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £5.736201 per Share1
Colin Bell3	18,683	8,781
Pam Kaur3	18,655	8,768
Stephen Moss2	17,082	4,000
Barry O'Byrne2	9,754	3,226
Surendra Rosha2	11,079	1,662
Ian Stuart3	16,864	7,926

1 Includes shares sold to cover withholding tax.
2 Required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for six months from the original vesting date.
3 Required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

3.   Annual Incentive awards (Performance Year 2019)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2020 as a part of variable pay for the performance year ended 31 December 2019.

On 13 March 2023, tranches of the Awards granted in 2020 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £5.736201 per Share1
Noel Quinn	40,340	18,960
Georges Elhedery	29,532	13,881

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £5.736201 per Share1
Colin Bell	19,665	9,243
Greg Guyett	44,029	20,694
John Hinshaw	35,796	16,825
Pam Kaur	19,635	9,229
Nuno Matos	30,760	9,026
Stephen Moss	17,975	2,941
Barry O'Byrne	15,152	4,419
Michael Roberts	43,943	22,433
Surendra Rosha	20,916	3,138
Ian Stuart	17,190	8,079

1 Includes shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

4.   Replacement Awards

On 13 March 2023, deferred replacement awards (the "Replacement Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") that were granted to a PDMR as a result of their HSBC appointment vested and the following transaction took place in London:

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £5.736201 per Share1
Michael Roberts2	60,099	30,681

1 Includes shares sold to cover withholding tax.
2 The final tranche of the 11 November 2019 Replacement Award for Performance Year 2018.

For the purpose of the below disclosures, the value of the awards which vested on 13 March 2023 has been calculated using the closing Share price on the London Stock Exchange on 10 March 2023 of £5.9260.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.66	557	US$4,265.00
		Aggregated	US$7.657	557	US$4,265.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	87,554	£518,845.00
		Aggregated	£5.926	87,554	£518,845.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	41,151	£236,050.41
		Aggregated	£5.736	41,151	£236,050.41

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	46,725	£276,892.35
		Aggregated	£5.926	46,725	£276,892.35

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	21,742	£124,716.48
		Aggregated	£5.736	21,742	£124,716.48

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.66	413	US$3,162.38
		Aggregated	US$7.657	413	US$3,162.38

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	52,528	£311,280.93
		Aggregated	£5.926	52,528	£311,280.93

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	24,689	£141,621.07
		Aggregated	£5.736	24,689	£141,621.07

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Greg Guyett

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	44,029	£260,915.85
		Aggregated	£5.926	44,029	£260,915.85

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	20,694	£118,704.94
		Aggregated	£5.736	20,694	£118,704.94

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Hinshaw

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	35,796	£212,127.10
		Aggregated	£5.926	35,796	£212,127.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	16,825	£96,511.58
		Aggregated	£5.736	16,825	£96,511.58

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.66	425	US$3,254.27
		Aggregated	US$7.657	425	US$3,254.27

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	52,873	£313,325.40
		Aggregated	£5.926	52,873	£313,325.40

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	24,851	£142,550.33
		Aggregated	£5.736	24,851	£142,550.33

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	30,760	£182,283.76
		Aggregated	£5.926	30,760	£182,283.76

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	9,026	£51,774.95
		Aggregated	£5.736	9,026	£51,774.95

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive, Middle East, North Africa and Türkiye

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	35,057	£207,747.78
		Aggregated	£5.926	35,057	£207,747.78

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	6,941	£39,814.97
		Aggregated	£5.736	6,941	£39,814.97

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	24,906	£147,592.96
		Aggregated	£5.926	24,906	£147,592.96

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	7,645	£43,853.26
		Aggregated	£5.736	7,645	£43,853.26

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC USA and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011 and Replacement Awards			Price	Volume	Total
			£5.93	104,042	£616,552.89
		Aggregated	£5.926	104,042	£616,552.89

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	53,114	£304,672.58
		Aggregated	£5.736	53,114	£304,672.58

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive Officer, Asia Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	31,995	£189,602.37
		Aggregated	£5.926	31,995	£189,602.37

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	4,800	£27,533.76
		Aggregated	£5.736	4,800	£27,533.76

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.66	362	US$2,771.87
		Aggregated	US$7.657	362	US$2,771.87

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.93	46,482	£275,452.33
		Aggregated	£5.926	46,482	£275,452.33

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.74	21,847	£125,318.78
		Aggregated	£5.736	21,847	£125,318.78

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
+44 (0) 779 319 5153

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 14 March 2023